RHCA Securities, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2015

EXPENSES

Professional fees	$	102,213
General and administrative		14,090
TOTAL EXPENSES		116,303
NET LOSS	$	(116,303)

MEMBER'S EQUITY

Member's equity as of December 31, 2014	$	13,000
Member contributions		137,000
Member distributions		(12,500)
Member's equity as of December 31, 2015	$	21,197

The accompanying notes are an integral part of these financial statements.